CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Level & Co. Gallery, LLC
30 East 74th Street
New York, NY 10021

8 November 2024

Dear Level & Co. Gallery, LLC

We are delighted that you have agreed to consign the following artwork to us for sale on the terms set out in this letter and the Terms of Consignment attached hereto as **Exhibit A** (together, the "**Agreement**")[1]:

Alma Thomas
Bed of Red Azaleas
1968
Oil on board
24 x 30 in. (61 x 76.2 cm)
EAC595
(the "**Artwork**")

1. Term and Price

1.1 You have granted **[***]** and its affiliated entities the exclusive right to market and sell the Artwork (including from art fairs) as your agent to a buyer (the "**Buyer**") whose identity will not be disclosed to you at a price set by **[***]** in its sole discretion provided that you will receive net sale proceeds in a sum of USD **[***]** (the "**Net Price**"), plus any additional amounts due to you in accordance with clause 3.1.

1.2 The exclusivity period shall commence on the date set forth above ("Effective Date") and end on 8 Feb 2025 unless it is extended by written agreement between you and us (the "**Exclusivity Period**").

1.3 In this Agreement, **[***]**, "**we**", "**our**" or "**us**" shall refer to **[***]** and its affiliated entities, and as Level & Co. Gallery, LLC acts as agent for the owner of the Artwork (the "Owner"), "**you**" and "**your**" shall refer jointly and severally to the Owner and Level & Co, Gallery LLC.

1.4 It is understood that the Artwork is being consigned to **[***]** in order to be exhibited in **[***]** in December 2024 (the "**Exhibition**") and is available

[1] In case of a conflict between the terms of the letter and the Terms of Consignment, the terms of the letter shall prevail.

for offer or sale. In all circumstances, **[***]** remains responsible to you for the Artwork subject to the terms and conditions of this Agreement.

2. Your Representations, Undertakings and Indemnity

2.1 You hereby represent and undertake to **[***]** and to the Buyer that, at the date of this letter and up to and including the date that title to the Artwork transfers to the Buyer in accordance with clause 4:

(a) you have full legal authority to agree to the terms of this Agreement, to make the representations and give the undertakings recorded in this Agreement, and to complete the transactions contemplated by this Agreement;

(b) the Owner is the sole legal and beneficial owner of the Artwork with the unrestricted right to possession;

(c) you are authorised directly by the Owner to sell the Artwork on the Owner's behalf;

(d) you shall provide the documents requested by **[***]** to carry out customer due diligence to enable **[***]** to comply with its statutory anti money laundering obligations and acknowledge that **[***]** cannot pay you any sales proceeds without such documentation;

(e) the redacted bill of sale dated 27th of June 2024 that you have provided as proof of ownership, is addressed to the Owner;

(f) international sanctions and no part of the sales proceeds will be used for any purpose that would violate applicable international sanctions;

(g) the Artwork is not the proceeds of crime or terrorist property;

(h) you have the authority to sell the Artwork and to transfer to the Buyer full legal and beneficial ownership in, and the immediate right to possession of, the Artwork;

(i) you are expressly authorised by the Owner to delegate your authority to **[***]** to market and sell the Artwork and to bind the Owner to the terms and conditions of this Agreement;

(j) the Artwork is now, and at the time of transfer of ownership to the Buyer will be, free and clear of any and all liens, claims, mortgages, security interests or other encumbrances held by any person;

(k) the Artwork is an authentic work by the artist named above and you have no reason to believe that the Artwork is not as described in this Agreement;

(l) upon collection of the Artwork by **[***]**, the Artwork shall not be damaged or have been restored, and shall be in the condition documented in Sandy Kelberlau Conservation, LLC's condition report dated 26 March 2024, a copy of which is attached hereto as **Exhibit B**;

(m) you have furnished **[***]** with all information in your and the Owner's knowledge, possession or control concerning the Artwork, including information about its condition, provenance, authenticity and customs status, and all such information is accurate to the best of your knowledge;

(n) you have not any knowledge or reasonable ground for suspicion of any claim or of any facts or circumstances which are likely to give rise to a claim in respect of the Artwork;

(o) any and all taxes due on the Artwork from the Owner have been paid; and

(p) where applicable, the Artwork was exported from its country of origin in compliance with all export laws and regulations pertaining to the Artwork, and

the Artwork was imported into the United States in compliance with all import laws and regulations pertaining to the Artwork, and after due diligence into the provenance of the Work, the Artwork was never confiscated by any foreign government, nor do you have any knowledge about any possible claim relating to the Artwork's provenance.

As Level & Co. Gallery, LLC acts as agent for the Owner, Level & Co. Gallery, LLC and the Owner accept joint and several liability for all representations, undertakings and the indemnity in this Agreement.

2.2 You undertake to indemnify, defend and hold **[***]**, its employees, directors, representatives and agents, and the Buyer of record, free and harmless from any and all demands, claims, suits, judgments, obligations, damages, losses or other liability, including all reasonable legal or other professional fees and other reasonable costs, fees and expenses, suffered or incurred by any of them, or asserted or alleged against any of them, arising by reason of or in connection with the breach or alleged breach (whether alleged by any of them or a third party) of any of the representations or undertakings contained in this Agreement. If a payment due under this sub-clause 2.2 is subject to tax, **[***]**, its employees, directors, representatives and/or the Buyer shall be entitled to receive such amounts as shall ensure that the net receipt, after tax, in respect of the payment is the same as it would have been were the payment not subject to tax.

2.3 **[***]** shall collect from the buyer of the Artwork any applicable sales tax or VAT due on the sale of the Artwork and pay such sales tax to the appropriate tax authority.

2.4 The benefits of the representations, warranties, covenants and indemnities contained in this Agreement shall survive completion of the transaction contemplated by this Agreement, including without limitation transfer of the Artwork to the Buyer. Notwithstanding anything to the contrary herein, your representations, warranties and indemnification relating to the authenticity of the Artwork shall extend to the Buyer of record, and to no other party, for a period of four (4) years from the date that **[***]** receives the sale amount in full.

3. Sales Commission

3.1 If **[***]** sells the Artwork, **[***]** shall be entitled to the difference between the price paid by the Buyer excluding any taxes (the "**Selling Price**") and the Net Price (the "**Commission**"), provided that the Commission is **[***]**, or less than **[***]** of the Selling Price. You represent to **[***]** and to the Buyer that you have notified the Owner, and the Owner has expressly acknowledged and agreed to, the terms of this clause 3. You further represent to **[***]** and to the Buyer that if the Owner has agreed to pay Level & Co. Gallery, LLC a commission on the sale of the Artwork, the Owner will receive the Net Price (plus any additional amount due under clause 3.1), less Level & Co. Gallery, LLC's commission.

3.2 You acknowledge and agree that (i) if the Artwork is sold pursuant to this Agreement, you will receive the Net Price (plus any additional amount due to you under clause 3.1), (ii) the Net Price is set by you and you are satisfied after due consideration that it is a fair market price for the Artwork, (iii) **[***]** may set and agree the price payable by the Buyer in its sole discretion, (iv) you will receive a redacted version of

any final invoice with the Buyer, (v) the Selling Price paid by the Buyer will be in excess of the Net Price, and (v) **[***]** shall retain the Commission or the Net Commission (as the case may be) for its own account.

3.3 For the avoidance of doubt, the only amounts that **[***]** shall pay you in relation to this consignment are the amounts due on the sale of the Artwork, namely the Net Price and any amount due under clause 3.1.

3.4 You expressly waive any claim you may have against **[***]** or the Buyer arising from the manner in which **[***]** is compensated under this Agreement, the principle or amount of that Commission or Net Commission and the fact that the Commission or Net Commission is retained by **[***]** for its own account.

3.5 **[***]** may share its Commission or Net Commission with any party who has assisted it with the sale or introduced you or the Artwork to **[***]**.

4. Title

[***] shall offer and sell the Artwork as your agent. Accordingly, if the Artwork is sold, title to the Artwork shall pass directly from the Owner to the Buyer, upon receipt of the full sale price by **[***]** in cleared funds.

5. Delivery and Collection

5.1 **[***]** shall be responsible for all costs related to packing, shipping, crating, and collecting the Artwork from your designated premises in New York at its cost, including the costs of transport to and from the Exhibition and any intermediate location.

5.2 If upon collection of the Artwork the Artwork is not in the same condition as in the Condition Report and **[***]** recommends that reframing or restoration of the Artwork is necessary to sell the Artwork, **[***]** will notify you in writing and any such restoration or reframing shall be at your cost if you wish to proceed with the sale.

5.3 If the Artwork is unsold at the end of the Exclusivity Period, **[***]** shall return the Artwork to your original designated premises in New York at its cost.

6. Liability for Loss and Damage

6.1 **[***]** shall, at its cost, assume liability for loss and damage to the Artwork from the date of collection by us until (i) if the Artwork is sold, risk of loss or damage to the Artwork passes to the Buyer or (ii) if the Artwork remains unsold, the time the Artwork is returned to you.

6.2 If any loss or damage occurs to the Artwork whilst the liability of loss and damage is borne by **[***]**, we shall compensate you by (i) in the case of damage deemed to be repairable by our insurers for which any diminution in the value of the Artwork will be ten percent (10%) or less, the cost of repair and any loss in value of the Artwork or (ii) the Net Price. We will not undertake any repair or restoration to the Artwork without your prior written consent, and if the parties cannot agree on the loss and value, the parties will seek an independent valuation at joint cost. Neither we nor our insurers shall be responsible for loss and damage to the Artwork caused directly or indirectly by any

of the fine art insurance industry standard excluded risks, a copy of which is attached hereto as **Exhibit C**.

7. Payment

7.1 If we sell the Artwork on your behalf, and on receipt of a valid invoice from you and satisfactory customer due diligence documentation, **[***]** shall arrange to wire transfer the Net Price (plus any additional amounts due to you under clause 3.1) to a bank account in the name of Level & Co. Gallery, LLC within fourteen days of receiving the purchase price in full from the Buyer.

7.2 **[***]** may, at its discretion, grant the Buyer up to thirty (30) days to make payment of the sale price in full to **[***]**, provided, however, that **[***]** shall not, without your prior written consent, deliver the Artwork to the Buyer, or any other third party, until it has received the sale price in full.

8. Governing Law and Jurisdiction

This Agreement and any contractual or non-contractual dispute or claim arising out of or in connection with it shall be governed by the law of England and Wales. In the event of a dispute arising under or in connection with this Agreement, you irrevocably submit to the exclusive jurisdiction of the Courts of England and Wales for the benefit of **[***]**. In the event of a sale of the Artwork, such sale agreement will be made under English, or New York (U.S.) law. You irrevocably agree that **[***]** shall have the right to bring proceedings in any Courts within England and Wales or New York, New York, and waive any objection to the jurisdiction of such Courts on the grounds of venue or on the grounds that proceedings have been brought in an inappropriate forum.

Please sign this letter as evidence of your agreement to its terms. If you have any questions, please do not hesitate to contact me.

Yours sincerely,

For and on behalf of **[***]**

Encl: Terms of Consignment, Condition Report, Insurance Exclusions

Acknowledged and Agreed

……………………………..

For and on behalf of Level & Co. Gallery, LLC

Date: November 8, 2024

Exhibit A: **[***] Terms of Consignment**

These terms of consignment form part of, and are incorporated into, the letter recording the terms of your consignment of the Artwork (as described in the letter) consigned by you to **[***]** and associated entities (collectively and individually referred to in these Terms of Consignment as **[***]**). Together the letter and these terms of consignment shall be referred to as the "Agreement". In these terms, terms with a capitalised first letter shall be as defined in the letter. In these terms of consignment, 'you' and 'your' shall mean the consignor, or if the consignor consigns the Artwork to **[***]** as agent for the owner of the Artwork or someone acting as agent for the owner, the consignor and the owner acting jointly and severally.

1. *Estimate of Value:* Any oral or written estimate of value given by **[***]** before a sale is a statement of opinion genuinely held by it and not a statement of fact. You may not rely upon it as a prediction of the sale price or a valuation of the Artwork, and **[***]** may revise it at any time in its sole discretion.
2. *Photographs and Illustrations:* **[***]** shall have the absolute right (on a non-exclusive basis) to photograph the Artwork. **[***]** shall retain copyright in all photographs created by it of the Artwork. If you provide us with photographs of the Artwork, please also provide any necessary image credits or confirm whether copyright clearance is necessary.
3. *Rescission*: **[***]** may, without prior notice to you, rescind a sale where it reasonably believes that (i) there is a material breach of any of your representations, (ii) there is merit to a third party adverse claim to the Artwork, (iii) there is merit in a claim by the Buyer that the Artwork is not as described, or (iv) there is merit in a claim by the Buyer that the Artwork is not of satisfactory quality. Within fourteen (14) days of your receipt of **[***]** notice to you of rescission of the sale, you will return to **[***]** the full amount paid to you for the Artwork. Following receipt of such amount in full and cleared funds, **[***]** shall return the Artwork to you. **[***]** shall remain entitled to such amount if, for any reason beyond its reasonable control, it is unable to return the Artwork to you.
4. *Resale Royalty:* You are liable to pay the artist's resale royalty payable in the UK under The Artist's Resale Right Regulations 2006 (the "Resale Royalty") if the Resale Royalty is due upon the sale of the Artwork. If the Resale Royalty is due, **[***]** will charge the Buyer an amount equal to the Resale Royalty in addition to the sale price. **[***]** will pay the Resale Royalty to the relevant collecting society on your behalf. In the event that **[***]** pays the Resale Royalty without being reimbursed by the Buyer, you will refund **[***]** for such sum promptly on request.
5. *Limitations of Liability:* **[***]** shall exercise reasonable care when describing the Artwork and marketing and selling it on your behalf. However, you acknowledge that **[***]** makes no representation or warranty, orally or in writing, express or implied (other than those which cannot be excluded by law) with respect to any of the characteristics of the Artwork, including (without limitation): authenticity, attribution, provenance, origin, condition, importance, size, quality, quantity, rarity, value, historical reference or significance, medium, material, period, culture or source, which are statements of opinion and not representations of fact. No statement of opinion by **[***]** shall constitute a representation or warranty upon which you may rely when consigning the Artwork to it and authorising it to market and sell it on your behalf. The liability of **[***]** under the Agreement for any cause whatsoever shall not exceed the Net Price. **[***]** shall not be liable to you for any loss of profits, loss of business, loss of anticipated savings or for any special, indirect, incidental, or consequential loss, costs, damages, charges or expenses, to the fullest extent permitted by law. Without prejudice to the rest of the Agreement, no provision in the Agreement shall be deemed to exclude or limit **[***]** liability to you in respect of any fraud or fraudulent misrepresentation made by it, or in respect of death or personal injury caused by its negligent acts or omissions.
6. *Payment:* Any sale proceeds shall be paid to you in the currency of the sale unless you instruct us otherwise. **[***]** has no obligation to pay you if the Buyer does not pay **[***]**. **[***]** does not guarantee that payment will be received from the Buyer. **[***]** is under no obligation to investigate, prior to a sale, the Buyer's ability to pay or the Buyer's credit or payment record. **[***]** is under no obligation to sue or make other collection efforts if the Buyer does not pay. All amounts, prices, fees, expenses, commissions and charges set out in the Agreement are quoted exclusive of VAT.
7. *Confidentiality:* Save to the extent expressly set out in the Agreement, or unless compelled by order of a Court, or unless the information is already in the public domain, (i) **[***]** shall not disclose your identity without your prior written consent, (ii) **[***]** shall have no obligation to disclose the identity of the Buyer to you, (iii) you shall keep confidential any information given to you on any Buyer or prospective buyer of the Artwork, and (iv) you and **[***]** shall keep the terms of the Agreement confidential, provided that, where **[***]** represents the Artist, **[***]** may disclose such terms to the Artist.
8. *Data Protection:* **[***]** shall deal with personal data in accordance with our privacy policy at www.whitecube.com. **[***]** uses personal data supplied by the consignor (including your principal's personal data if you act as agent) to fulfil its obligations under this agreement, for administrative purposes related to this consignment and to keep you informed of **[***]** activities unless you notify us otherwise. You shall inform your principal if you act as agent, and maintain all consents and permissions required for us to process such information in accordance with our privacy policy unless you notify **[***]** otherwise. If reasonably necessary to fulfil its obligations under this agreement, you grant **[***]** a general authorisation to share your personal data with third parties such as shippers, storage companies and professional advisers. We also transfer your personal data within **[***]** group of companies outside the EEA.
9. *Miscellaneous Provisions:* **[***]** may sell the Artwork to any of its associated companies. The Agreement shall be binding upon you and your heirs, executors, beneficiaries, successors and assigns (and principal if you act as agent). Neither you nor **[***]** may assign the Agreement without the prior written consent of the other party, except that **[***]** may assign the Agreement to any of its affiliated companies without your prior consent. Neither you nor **[***]** may amend or supplement any provision of the Agreement other than agreed in writing by both parties. The Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereby and supersedes all prior transactions or understandings, written or oral, with respect thereto. If you are acting as an agent (or fiduciary) for a disclosed or undisclosed principal (or beneficiary), your representations and indemnities shall be binding on both you and your principal (or beneficiary), jointly and severally. If any provision of the Agreement is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of the Agreement which shall remain in full force and effect. In case of a conflict between the terms of the letter attaching these terms of consignment, and these terms of consignment, the terms of the letter shall prevail.